Exhibit I

Capital Clean Energy Carriers Corp. Announces Results of Its Annual Meeting of Shareholders

ATHENS, GREECE, December 11th, 2024 – Capital Clean Energy Carriers Corp. (NASDAQ:CCEC) (the “Company”) today announced that it held its Annual Meeting of Shareholders in Piraeus, Greece on December 5th, 2024. At that meeting:

1.	The current eight directors of the Company were re-elected to serve until the 2025 Annual Meeting of Shareholders, and until their successors are elected and qualified; and

2.	The appointment of Deloitte Certified Public Accountants S.A., as independent registered public accounting firm for the fiscal year ending December 31, 2024, was ratified.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 18 high specification vessels, including 12 latest generation LNG/Cs and six legacy Neo-Panamax container vessels. CCEC has agreed to sell three Neo-Panamax container vessels by the first quarter of 2025. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy liquid CO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com